GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE
109 West Church Street

Weatherford, Texas 76086
Telephone (817) 599-0901

November 20, 2018

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Greenway Technologies, Inc.; DFRN14A filed November 1, 2018; DEFC14A filed October 31, 2018; PREC14A filed on October 18, 2018; Filed by Greenway Technologies, Inc. Shareholder Committee File No. 0-55030

Dear Ms. Chalk:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated November 1, 2018, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Proxy Statement filed on November 1, 2018

General

1.

In a response letter accompanying your revised proxy statement, tell us how you solicited the 26 individuals or entities forming the Shareholders Committee who are participants in this solicitation before filing a proxy statement.  That is, identify the exemption from the federal proxy rules relied upon and outline the facts supporting your reliance on such exemption.  Your analysis should address the fact that two of the members of the Committee are current directors of the Company, which may limit certain exemptions from the federal proxy rules.

Response:  See our Response to Comment 2, below.

2.

In your response letter, explain why the Shareholders Committee have not formed a group within the meaning of Regulation 13D/G which would necessitate filing a beneficial ownership report as to such group (which we have not located).  Please advise.  See Exchange Act Rule 13d-5(b)(1).

Response:  Exchange Act Rule 13d-5(b)(1) provides as follows:

“When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons.”

There was no solicitation of a proxy by any member of the Shareholder Committee among members of the committee or anyone else.  Further, no member of the Shareholder Committee, at any time sought among themselves to directly or indirectly, either on its own or another’s behalf, the power to act as proxy for a security holder of the Company or otherwise requested, or acted on behalf of a security holder of the Company, a form of revocation, abstention, consent or authorization for a proxy.

Greenway Technologies has never had a shareholder meeting.  The members of the Shareholder Committee, as shareholders, are merely exercising their rights, under Texas law, to have a shareholders meeting.  Accordingly, the Shareholder Committee, after various conversations concerning the failures of Greenway Technologies’ board of directors, decided to call a shareholders meeting.  This was a last resort as all previous attempts by members of the Shareholder Committee to communicate with Greenway Technologies’ current officers and directors (other than D. Patrick Six and T. Craig Takacs, who are also shareholders of Greenway Technologies) were ignored.  It is important to realize that Messrs. Six and Takacs, as current directors of Greenway Technologies were also ignored, not informed ahead of time of significant proposed board actions, and basically left out of any decisions of Greenway Technologies, since they were outnumbered five to two on the board.  The conduct of the board of directors of Greenway Technologies (other than Messrs. Six and Takacs) was orchestrated by certain individuals within the board.

The conduct of the majority of the board of directors of Greenway Technologies ultimately contributed to increased frustration and led the members of the Shareholder Committee to realize the controlling members of the board were not willing to listen to sensible, rational, and capable suggestions available to Greenway Technologies.  Among themselves, over the last several years, the members of the Shareholder Committee have provided millions of dollars of investment in Greenway Technologies, and were responsible for 95%-98% of the first monies invested in Greenway Technologies.

Additionally, in August 2017, Mr. Six, as the then president and chairman of the board of Greenway Technologies, put on an open house at the University of Texas at Arlington (“UTA”), to show the success of years of hard work by Greenway Technologies with respect to its G-Reformer technology in connection with its gas to liquid (“GTL”) process.  At the open house, a working prototype of the G-Reformer was unveiled.  Most of the members of the Shareholder Committee attended this event and were pleased with the progress of the G-Reformer technology and Greenway Technologies.

In the fall of 2017, through the efforts of Mr. Six, Greenway Technologies had raised through a private placement, pursuant to Regulation D of the Securities Act of 1933, as amended, the money needed to complete a full scale G-Reformer and test it.  Moreover, Mr. Six had arranged to get exposure of Greenway Technologies’ G-Reformer on a nation-wide TV program that could have brought the public exposure needed by Greenway Technologies to attract purchasers of the G-Reformer.

Mr. Six was forced to resign as president and chairman of the board of Greenway Technologies on May 10, 2018.  The board then cancelled every plan on which Mr. Six was working, and basically locked out Messrs. Six and Takacs, who were only advised of what the board was doing.  Four directors of Greenway Technologies (other than Messrs. Six and Takacs) formed an Executive Committee to run the board of directors without notifying Messrs. Six and Takacs.  Mr. Takacs was one of the original directors of Greenway Technologies and Mr. Six was the person who introduced the GTL technology to Greenway Technologies’ founders.

In addition, on May 10, 2018, the board hired Ransom Jones the brother of Kevin Jones, both of whom are directors, to as act as chief financial officer of Greenway Technologies, even though Ransom Jones had been fired as president of Greenway Technologies on April 24, 2017, because of his incompetence.  The position of chief financial officer was not made public on Greenway Technologies’ corporate website or on any job boards.  There were no other candidates nor a budget cleared or discussed for the hiring of Ransom Jones.  The position of chief financial officer is a critical position as it controls the money of a company and can hide or distort the cash flow of a company.  The question of why the board hired Ransom Jones with no due diligence or process was never answered.

The Executive Committee (which did not include Messrs. Six and Takacs) on September 4, 2018, approved a loan of funds, discussed below, which was based on the granting of a security interest in all of the assets of Greenway Technologies, without the approval of two-thirds of the shareholders as required by Texas law.  Then on October 11, 2018, the board of directors (without the concurrence of either of Mr. Six) proposed to amend the certificate of formation of Greenway Technologies to increase the authorized shares of the common stock of Greenway Technologies, without the approval of two-thirds of the shareholders as required by Texas law.

Kevin Jones said he would bring much needed money to Greenway Technologies in late 2017 and early 2018, and referred to it as the “rescue package.”  After little to no funding was received by Greenway Technologies, and as a result of no progress on the further commercial development of the G-Reformer (due to a lack of funds promised by Kevin Jones) and continually putting Greenway Technologies at financial risk by not paying vendors and UTA under a Sponsored Research Agreement, some shareholders of Greenway Technologies loaned $266,000 to Greenway Technologies and purchased restricted common stock of Greenway Technologies worth $225,000.00.  These shareholders, who are members of the Shareholder Committee invested and loaned the money because of their confidence and trust in Pat Six, as the president and chairman of the board of Greenway Technologies, and Craig Takacs, as a director of Greenway Technologies.  The loan and the invested money went to pay some of the delinquent bills owed to Greenway Technologies’ vendors and to pay for completion of the testing of the G-Reformer which occurred on February 28, 2018, and March 3 2018.

Following the removal of Mr. Six as president and chairman of the board, and due to the actions of the board as described above, on June 23, 2018, several of the shareholders of Greenway Technologies, comprising more than one-tenth (10%) of the outstanding common stock of Greenway Technologies, as permitted by Texas law and the bylaws of Greenway Technologies, asked the board to call a shareholder meeting for the purpose of electing a new board.  This request was completely ignored by the board of directors and John Olynick, the president of Greenway Technologies.

On September 4, 2018, due to the failure by Kevin Jones to secure the promised funds, the board of directors (Messrs. Six and Takacs were not consulted) approved a loan, which later included Kevin Jones and his wife, which was to be secured by an illegal security agreement covering all assets of Greenway Technologies, which did not have the approval of two-thirds of the shareholders of Greenway Technologies.  In addition, the fact that Kevin Jones and his wife were to be the lenders and the recipients of the illegal security interest was not disclosed, was a violation of Kevin Jones’ fiduciary duties and self-dealing.  Further, it was well known that if the loan was not repaid, Kevin Jones and his wife, through Mabert, LLC, owned by Kevin Jones and his wife, would own all of the technology of Greenway Technologies.  At present, Greenway Technologies has no revenue and would not be able to repay the loan, which carried interest at the rate of 18 percent per annum.  As a result of the various actions and inactions described above, the 2019 Special Meeting has been called.

The members of the Shareholder Committee did not agree and have not agreed, either verbally or in writing, to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Greenway Technologies.  They just decided to call a special meeting of the shareholders of Greenway Technologies, as they had the right to do under the bylaws of Greenway Technologies and Texas law.  No member of the Shareholder Committee is obligated to vote his shares of Greenway Technologies in any specified manner, and has not agreed to do so.

3.

You purport to be soliciting proxies to elect, among other nominees, Raymond Wright.  As you know, Mr. Wright is currently a director of the Company and we note he is not included as a participant in this solicitation on the cover of your proxy statement.  It is our understanding that Mr. Wright has not consented to be named in your proxy statement, as required by Exchange Act Rule 14a-4(d)(1) and (d)(4).  Therefore, it does not appear that you may validly solicit proxy authority to vote for Mr. Wright. Please revise or advise.

Response:  Raymond Wright has been removed as a candidate for a continuing director.  Mr. Adam Becker has been substituted as a new director in the place of Mr. Wright.  The reference to Mr. Wright has been deleted.

4.

See our last comment above.  We have concerns about any previously solicited cards bearing Mr. Wright’s name.  Please advise whether you intend to use such cards.  We may have further comments.

Response:  There have been no previously solicited cards bearing Mr. Wright’s name.

5.

Revise the proxy statement to include a background section describing the events leading up to the current solicitation.  This section should describe any communications between the participants in this solicitation and the Company or its representatives, including dates and how they led to the decision to solicit proxies.

Response:  See our Response to Comment 2, above.  The proxy statement has been revised.

6.

Your proxy statement contains disclosure that you intend to disseminate via the “notice and access” model referenced in Exchange Act 14a-16(l).  In doing so, you must comply with all of the rules regarding notice and access set forth in Rule 14a-16 that would apply to the registrant.  We are unable to locate in your proxy statement a reference to a Web site where shareholders may access your proxy materials.  Please revise.

Response:  The references to “notice and access” were removed from our filing on October 31, 2018, and there is no reference to same in the filing made on November 1, 2018.

7.

Tell us where you have filed the Notice of Internet Availability of Proxy Materials.  See Exchange Act Rules 14a-6(b) and 14a-16(h)(2)(i).  (It does not appear that your proxy statement contains all of the disclosure required by Exchange Act Rule 14a- 16(n)(2)(ii) and you have indicated in your disclosure you do not intend to mail the proxy statement).

Response:  See our Response to Comment 6, above.

Cover Page of the Proxy Statement

8.

We are concerned that including the Company’s Web site address on the cover page of your proxy statement without clarifying disclosure that you are not affiliated with the Company may tend to confuse or mislead shareholders.  Delete or include explanatory language noting that you are not the Company.

Response:  The Company’s Web site address has been deleted.

Proxy Solicitation and Costs, page 1

9.

You state that the Company will reimburse you for any expenses incurred in connection with this solicitation.  Expand to clarify: (i) that this will presumably only happen if you take control of the board; and (ii) whether you will submit the issue of reimbursement to a vote of shareholders if you are successful.

Response:  The shareholders will be asked to vote on a proposal to reimburse the Shareholder Committee for all expenses incurred in connection with the proxy solicitation.  The disclosure has been revised.

Quorum, page 9

10.

We note that there are no other matters to be voted on at the Special Meeting besides the election of directors.  Therefore, explain the basis for your belief that broker non-votes would count toward determining a quorum at the Special Meeting, or revise.

Response:  We have revised the disclosure to add a vote on the approval of the Company’s auditors, a vote on the reimbursement of the costs incurred by the Shareholder Committee, and a vote of the selection of a chairman of the 2019 Special Meeting, if John Olynick refuses to serve.  The disclosure has been revised.

A broker non-vote occurs when banks, brokers or others who hold shares in street name for a client return a proxy but provide no instruction as to how shares should be voted on a particular matter.  The Dodd-Frank Act and stock exchange rules prevent brokers from casting votes on “non-routine” matters.  The definition of “non-routine matters” was tightened in 2012, so that the only remaining “routine matter” on which a broker may cast a vote is the ratification of the appointment of auditors.  As long as there is at least one routine matter to be voted on at the meeting, proxies reflecting broker non-votes will be counted toward a quorum.  The vote to elect directors is a non-routine matter.  In our case, we have one routine matter, the ratification of the appointment of auditors to be voted upon as discussed above.

When entitled shareholders fail to provide voting instructions, the broker is still permitted to vote on behalf of the shareholder, but only on routine agenda items.  Regulations prevent brokers from casting votes on non-routine agenda items.

In practice, routine items almost exclusively involve matters related to director elections and the appointment of auditors.  Everything else is considered, by rule, non-routine.  Non-routine matters are those that substantially impact the rights and privileges of shareholders.  Among other things, this may include: mergers, advisor and sub-advisor changes, redomiciles and investment objective proposals.

In cases where both routine and non-routine items are on the agenda, the broker may cast a vote for or against the routine items only.  These votes are counted toward quorum and the proxy preference is registered.  At the same time, the broker non-vote is activated for the non-routine items.

Section 3.09(a) of the bylaws of the Company dealing with a quorum of shareholders provides as follows:

“As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on the matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders’ meeting.  The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders’ meeting.”

The Staff is advised under Texas law, the Company’s domicile state, broker non-votes are deemed to be “present” at the meeting for quorum purposes in that they are shares that have arrived at the meeting via the broker.  However, they are not shares that are “entitled to be voted” on certain proposals, as the broker has no authority to vote the shares with respect to those proposals.

Under the Texas Business Organizations Code, Section 21.358 . . . “the holders of the majority of the shares entitled to vote at a meeting of the shareholders of a corporation that are present or represented by proxy at the meeting are a quorum for the consideration of a matter to be presented at that meeting.”

Even though the Company’s shares are not traded on the New York Stock Exchange (NYSE), Rule 452 of the NYSE is instructive on this matter and specifies when banks, brokers and other member organizations (collectively, “custodians”) may authorize submitting a proxy on behalf of the stock’s beneficial owner.  In uncontested elections, custodians may submit proxies without any specific instructions provided by such beneficial owner on matters that are considered “routine” or “discretionary.”  NYSE Rule 452 requires the custodian to mark through any proposal on the proxy card that is considered non-routine or non-discretionary, creating a “broker non-vote.”

The Delaware Supreme Court held in Berlin v Emerald Partners, 552 A.2d 482 (Del. 1988) that broker non-votes are to be treated as limited proxies of the beneficial stockholder, and while not considered votes cast on a specific proposal, they are considered to be present for purposes of determining whether a quorum exists at the meeting:

“These stock exchange rules further provide that where a proxy form contains both discretionary and nondiscretionary proposals, the broker may vote, or give a proxy to vote, in the absence of instructions from the beneficial owner if the broker physically crosses out those portions where it does not have discretion. [W]here a proposal is nondiscretionary and the broker or fiduciary record holder receives no instructions from the beneficial owner, voting power on that proposal has been withheld.  The shares represented by a limited proxy cannot be considered as part of the voting power present on a nondiscretionary proposal from which power has been withheld by crossing it out or otherwise.

The court went on to say:

“A stockholder also has the right to be represented at a meeting by giving a general or a limited proxy. ‘[T]he presence of holders of proxies at a meeting renders the shares that they represent present for purposes of a quorum, regardless of whether the written proxies are produced.’

“Just as the quorum once established, will not be defeated by a stockholder who participates in part of the meeting but does not vote or leaves the meeting, it also will not be defeated merely because the stockholder who is present by proxy did not provide authority for his representative to vote on all proposals…. Therefore, unless the certificate of incorporation provides to the contrary, the legal and practical effect of executing a limited proxy is that a stockholder will contribute to the establishment of a quorum and will be bound by a majority decision of the voting power present on a proposal from which he has withheld the authority to vote. [Internal citations omitted.]”

By contrast, broker non-votes do not exist when there is no routine or discretionary matter under NYSE Rule 452 on the proxy card.  Under NYSE Rule 452, custodians may not exercise discretionary voting authority with respect to any proposal on a proxy that is the subject of a counter-solicitation.  In our particular situation, there is a discretionary matter on the proxy card—the advisory vote on the “Appointment of Independent Registered Public Accounting Firm”—which is not the subject of a counter-solicitation, as well as the reimbursement of all expenses incurred by the Shareholder Committee, and the selection of a chairman of the 2019 Special Meeting, if John Olynick refuses to serve.  Despite proxy contests, brokers routinely vote on routine matters on the proxy that are not the subject of the contest.

Thus, broker non-votes have no effect on the outcome of the proposals because the ratio used to determine the vote outcome is (a) the number of shares voted in favor of a matter, divided by (b) the number of shares present and entitled to vote on the matter.  Because broker non-votes are not voted in favor of a matter (by definition), and because they are not present and entitled to vote on the matter (see above Texas law), broker non-votes are excluded from the calculation of the ratio altogether (both numerator and denominator), and therefore they have no effect on the outcome of the proposals.  This approach is also consistent with Nasdaq Rule 5635(e)(4), which provides, in relevant part, “Where shareholder approval is required, the minimum vote that will constitute shareholder approval shall be a majority of the total votes cast on the proposal.”

Under the Company’s bylaws and the Texas Business Organizations Code, if the vote required is a majority of the shares present and entitled to vote, broker non-votes will have no effect on the proposal because they are not “entitled to vote” on the matter.

However, brokers are entitled to vote for the ratification of the appointment of auditors, the reimbursement of the expenses incurred by the Shareholder Committee, and the appointment of a chairman of the 2019 Special Meeting.  Thus, because broker non-votes arise when a broker is not entitled to vote, broker non-votes should not exist as to the ratification of the appointment of auditors.

Where a plurality of the votes cast is required, such as the election of directors, broker non-votes will have no effect on the outcome of the vote because they are typically not considered “votes cast” under Texas law.

11.

Since shareholders will not have the ability to “abstain” with respect to the election of directors, revise the reference to abstentions in this section and the explanation of how abstentions apply in determining a quorum.

Response:  In all cases, abstentions and “withhold” votes count as present when determining a quorum.  If the required vote is:

•

Majority of the shares present and entitled to vote as provided in the Company’s bylaws and the Texas Business Organizations Code quoted above, an abstention will have the same effect as a vote “against” the proposal, because an abstention represents a share entitled to vote and thus is included in the denominator in determining the percentage approved.

•

In the case of the election of directors, where a plurality of the votes cast is required, a “withhold vote” will have no effect on the vote’s outcome, because the candidates who receive the highest number of “for” votes are elected, and if candidates run unopposed they only need a single “for” vote to be elected.

The disclosure has been revised.  Also, see our Response to Comment 10, above.

Broker Non-Votes, page 10

12.

You state that brokers may have discretion to vote on matters other than the election of directors without instructions from their clients.  Since there are no other matters contemplated and this is a Special Meeting called by a dissident shareholder, explain the basis for this view.  In the alternative, delete this disclosure.

Response:  The disclosure has been revised.  Also, see our Response to Comment 10, above.

Conduct of the 2019 Special Meeting, page 11

13.

If the current president of the Company will not chair the Special Meeting, you state that a person chosen by a majority of the shareholders present in person or by proxy would choose the chair of the meeting.  Do you intend to use the proxies you are soliciting for these purposes?  If so, there is no existing proposal on this matter.  Please revise of advise.

Response:  The disclosure has been revised.  A proposal for the shareholders to vote on a chairman of the 2019 Special Meeting has been added to the proxy statement.

Election of Directors, page 11

14.

You are soliciting to elect seven new board members at a Special Meeting.  However, you are not attempting to remove existing board members.  Please explain the impact of the solicitation given the absence of any attempt to remove existing directors.  Alternatively, explain why you aren’t seeking to remove existing directors (other than those who are part of the Committee).

Response:  Section 2.13 of the bylaws of the Company provides as follows:

“Directors shall be entitled to hold office until their successors are elected and qualified.  Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.”

Consequently, under the bylaws of the Company, it is not necessary to remove a director before electing his successor.  The disclosure has been revised.

Messrs. Six and Takacs are not being removed for a number of reasons, among which are the following:

•

Mr. Takacs was president of Dynalyst Corporation, the predecessor of Greenway Techniques, and realized that the GTL technology could help his shareholders and helped with merger into Greenway Technologies in 2009.

•

Mr. Takacs has been an advocate of the shareholders of Greenway Technologies and has commanded the respect of all who have dealt with him.

•

Mr. Takacs has an unique understanding of the challenges of a start-up publicly traded company, as a result of his early involvement with Dynalyst Corporation and Greenway Technologies.

•

Mr. Takacs always makes himself available to shareholders, and he has intervened on their behalf regularly.

•

Mr. Takacs could effectively be the president, chief executive officer chief operating officer, or chief financial officer of Greenway Technologies, due to his experience as the chief executive officer of Dynalyst Corporation.  His talent is that deep.

•

Mr. Takacs is a man of deep faith and integrity.

•

Mr. Six was the president and chairman of the board of Greenway Technologies from April 24, 2017, until May 10, 2018.  Under his leadership the “ribbon cutting” for Greenway Technologies’ GTL process was June 26, 2017, which was the unveiling of a working prototype of the G-Reformer at UTA.

•

Most of the existing GTL technology of Greenway Technologies was developed and completed during Mr. Six’s term of office as president and chairman of the board of Greenway Technologies.

•

Mr. Six has an outstanding relationship with the president and the administration of UTA.  The laboratory for the development of Greenway Technologies’ GTL process is housed at UTA.  Several faculty members of UTA have been instrumental in the development and refining of Greenway Technologies’ GTL process.

•

Mr. Six was responsible for raising the money needed in 2017, through a private placement to an accredited investor pursuant to the Securities Act of 1933, as amended, and two loans to pay for the finalization of Greenway Technologies’ G-Reformer.

•

Mr. Six was responsible for finding and signing the group to film the G-Reformer at UTA, the professors working on the G-Reformer, and explain the science in such a way as regular investors and prospective customers could understand.

•

Mr. Six is likewise a man of faith and integrity and is involved with many ministries in his life.

•

Even though many people obviously played a big part in the success of the G-Reformer, the Shareholder Committee thinks Messrs. Takacs and Six are men we want to keep on the board.  Both men have proven themselves to be valuable members of Greenway Technologies.

In addition, see our Response to Comment 2, above.  The disclosure has been revised.

15.

Here or in a new section of the proxy statement, explain why you are attempting to obtain majority control of the board.  Describe your intended course of action and what you will do differently in terms of the business of the Company (if anything) if you successfully obtain control of the board through this solicitation.

Response:  See our Response to Comment 2, above.  The disclosure has been revised.

Initially, the members of the Shareholder Committee were not attempting to change the board.  The Shareholder Committee is now attempting to change the board because it originally wanted a shareholders meeting and the current board would not accommodate the shareholders.  The Shareholder Committee feels the board should be made up of people who bring something to the table.  Four of the five proposed directors have a total investment of over $1,500,000 in the Company.

To the knowledge of the Shareholder Committee, the present board members who are to be replaced have no prospects for funding Greenway Technologies.  If they did, Greenway Technologies would have been funded by now.  Certain members of the Shareholder Committee have prospects who want to purchase Greenway Technologies’ GTL technology but not with the present board in control.  The present board has sabotaged several other funding opportunities.  Under the leadership of a new board, Greenway Technologies will build GTL units and sell them, to make money for Greenway Technologies, something the present board has not, cannot or, will not do.

16.

With respect to your two nominees who are already members of the board, explain why they have not taken or sought to take (or if they have, describe) whatever actions you intend to take if you are successful in this solicitation.

Response:  See our Response to Comment 2, above.  The disclosure has been revised.

17.

Discuss whether replacing four all or a majority of current board members would trigger change in control or other payments under any of the Company’s existing contracts or agreements.  Your disclosure should also describe the interests of the two existing board members in this solicitation.  For example, could they benefit from change in control payments due to their existing relationships with the Company?  See Item 5(b) of Schedule 14A.

Response:  Replacing five, all or a majority of current board members of the Company will not trigger a change in control or other payments under any of the Company’s existing contracts or agreements.  In addition, Messrs. Six and Takacs will not benefit from change in control payments due to their existing relationships with the Company.

See our Response to Comment 3, above.  The disclosure has been revised.

18.

Refer to Item 401(e)(1) of Regulation S-K and Item 7 of Regulation 14A.  With respect to nominee Dr. James Newton, discuss how his skill set led to your conclusion that he should serve as a director of the Company.

Response:  Dr. Newton is a widely respected physician in Texas among his colleagues and has recently retired.  He has invested significant funds in the Company’s common stock.  He is a man of faith and integrity and will bring credibility to the Company’s board of directors.  As a long-term oil and gas investor, he has significant knowledge of the oil and gas industry and has important connections in the industry.  The disclosure has been revised.

19.

Provide the disclosure required by Item 407(a) of Regulation S-K for your nominees.  See Item 7 of Schedule 14A.

Response:  All of the proposed directors, including Messrs. Six and Takacs are “independent.”  None of the proposed directors is an officer of the Company.  The Company has not established criteria for independence, and the Company is not subject to any independence standards imposed by OTC Markets Group, Inc. where the shares of the Company’s common stock are quoted for sale.  The disclosure has been revised.

Given the nature of the comments above, advise us in your response letter how and when you will distribute revised proxy materials to any shareholders previously solicited.

Response:  No shareholders have been previously solicited.  All shareholders will receive the proxy materials, in accordance with the law, once all of the Staff comments have been resolved.

In addition, the Shareholder Committee acknowledges that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ David Deison,

Chairman of the Greenway Technologies Shareholder Committee